UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 2, 2026, Galmed Pharmaceuticals Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”), however, the Meeting was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Meeting will be reconvened on Thursday, September 3, 2026 at 4:00 p.m., Israel time at the at the offices of Meitar | Law Offices, legal counsel to the Company at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and the Company’s Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 2, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer